May 23, 2008

Mark E. Yale
Chief Financial Officer
Glimcher Realty Trust
180 East Broad Street
Columbus, OH 43215

       Re: **Glimcher Realty Trust**
               Form 10-K for Fiscal Year Ended
               December 31, 2007
               Filed February 22, 2008
               Form 10-Q for Quarterly Period Ended
               March 31, 2008
               Filed April 25, 2008
               File No. 001-12482

Dear Mr. Yale:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 2. Properties, page 13

1.   Please identify each property with a book value equal to ten percent or more of your total assets as of the end of your most recently completed fiscal year. Also identify each property with gross revenue equal to ten percent or more of your aggregate gross revenues for the last fiscal year.

2.   Please disclose the average effective annual rental per square foot as of the end of your most recently completed fiscal year. Provide this information on a portfolio basis.

3.   We note that you have disclosed lease expiration dates only for your anchor tenants. Please expand the disclosure to provide a schedule of lease expirations for all stores on a portfolio basis. For each of the ten years starting with your last fiscal year, disclose the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases.

4.   Please provide a footnote to the tables to explain how you calculate percentage of anchors occupied and percentage of stores occupied.

Item 7. Management's Discussion and Analysis, page 22

5.   We note that the number of properties in your portfolio has declined in each of the last five years, from 70 properties in 2003 to 27 properties in 2007. Please expand your MD&A discussion to address this trend and the resulting impact on revenues and operating income, or tell us why you believe it is not a material trend. It is not clear why your revenues and operating income have increased over this period of time while the number of properties in your portfolio has declined significantly. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Funds From Operations, page 26

6.   Please tell us how you have complied with Item 10(e) of Regulation S-K in your presentation of FFO excluding impairment and defeasance charges.

Expansion, Renovation and Development Activity, page 39

7.   Please disclose the expected source of funding for each of your planned projects.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page 55

8.   Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X. Specifically, address your use of an uncaptioned subtotal and your presentation of equity in income of unconsolidated entities, net above minority interest in operating partnership.

Notes to Consolidated Financial Statements

Note 15. Stock Based Compensation, page 76

9.   It does not appear that you have provided all the required disclosures in accordance with SFAS 123(R). Specifically, for your restricted shares, it does not appear that you have disclosed the weighted-average period over which total compensation cost is expected to be recognized or the total fair value of restricted shares vested during 2007, 2006 and 2005. For your long term incentive awards, it does not appear that you have disclosed the significant assumptions used in your Monte Carlo simulation technique. For your options, it does not appear that you have disclosed certain significant assumptions used in the Black-Scholes formula for 2007, 2006, and 2005 separately, the weighted-average grant-date fair value of options granted during 2007, 2006, and 2005 separately, or the weighted-average period over which total compensation cost is expected to be recognized. Please explain to us how you have complied with the disclosure requirements of paragraphs 64 and A240-A241 of SFAS 123(R).

Form 10-Q for the quarterly period ended March 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 22

10.   We note that you made distributions well in excess of cash flow from operating activities during the quarterly period ended March 31, 2008. Please discuss the source(s) of these distributions, within the Liquidity and Capital Resources section of your Management's Discussion and Analysis of Financial Condition and Results of Operations, as this disparity raises concerns about the sustainability of distributions into the future.

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper, Attorney Advisor, at (202) 551-3473 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Kevin Woody
Branch Chief